Filed by ION Acquisition Corp 2 Ltd. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: ION Acquisition Corp 2 Ltd.

Commission File No.: 001-40048

A transcript of an interview that took place at Citi 2021 Global Technology Virtual Conference with Zvika Netter, CEO and Co-founder of Innovid, Inc., on September 15, 2021 follows:

Saleh	Good morning, everybody. Welcome to the conference. It’s a pleasure to have with us today, Zvika Netter . Zvika is the co-founder and CEO of Innovid. I think what we would like to do is we would like to, give Zvika a chance to talk for a few minutes and explain a little bit in his own words, what Innovid does. And then we will jump into some questions to help folks understand better the business and the opportunity. So with that, Zvika I’ll hand it over to you.

Zvika Netter	Thank you, Saleh. First of all, good morning, and thanks for having us. I’ll start with a very high-level explanation, and I’m sure that will [inaudible]. Through the questions, Innovid is the world leading delivery measurement platform for [CTV] advertising. We’re working with some of the world’s largest TV advertisers to deliver all their TV ads over IP infrastructure to connect the television. What they use their platform is to host, encode, deliver, and measure all their creative across all the connected TV ecosystem. So that’s from a very high level.

Saleh	Got it. And when was the company founded? How long have you guys been doing this, locations and size of the team?

Zvika Netter	Absolutely. So give you some background. So the company’s been around for 14 years. By the way, the name Innovid that we registered 14 years ago stands for innovation in video. So from day one, before it CTV’s growth was as explosive as it is now, we focused on the future of TV and we’ll get to it later, but started 14 years ago, headquartered here in New York. We’re a global company, so we have 15 offices around the world, three engineering centers, one in Israel, Buenos Aires, and the west coast, but operations across the world. We’re about getting close to 400 people. We started the year with less than 300. So we’ve been growing in a very, very fast rate across the world.

Saleh	And let’s talk a little bit about the market that you serve, which is or focused on, which is connected TV. So look, we’re all familiar with over the top connected TV video going digital, probably at the expense of linear TV, but can you help us understand it a little bit more detailed, what is specifically the opportunity for Innovid? And how is Innovid unique and where is it disrupting that shift or helping move that shift forward?

Zvika Netter	Yeah. There several questions bundled in there. I’ll break it up. By the way, I have to say that, in our process, when we met with investors, I don’t want to say surprise, but it’s not always the case that people fully understand the magnitude of what’s going on. So maybe I’ll first explain from high level what this is, and then we can dive to the other questions. So CTV stands for connected TV as you said. Some people used to call it OTT. It’s kind of now focused more on CTV. It’s basically what it means is large screen, a 50, 70, 80, whatever screen in somebody’s living room usually, that is broadcasting, that is consuming content through an internet connection, through an [IP] connection, usually a wifi versus a broadcast of what people refer to as linear television, which basically is either over the air or over cable or a satellite, ind of the classical broadcast television.

Zvika Netter	So the CTVs, it’s not about the content. It’s not about a lot of things. It’s first and foremost about how the TV is connected. And interesting enough it’s not this or that. Most of us, probably all the people who are listening today, have a smart TV at home. They have the device that is capable like a smartphone. It’s capable of this. What makes it a CTV is if the consumer is actually connecting, putting the router and the password to the wifi, into the TV and start consuming content in parallel many times, through that route, then it makes it a connected TV. And then anything that happens on that screen while you’re consuming from an internet connection is considered part of the ecosystem. So that’s from a high level of the definition of the device. So if you’re watching television on your phone or your tablet, that’s not considered connected to me.

Zvika Netter	It needs to be a real television connected usually to a [inaudible]. And the reason it’s so lucrative and it’s growing so fast and the opportunity is so immense is that because it’s the same device and because it’s the same living room and the same person watching, and usually it’s mostly the same content, TV-like content, a lot of times it’s the same content. These are the same ads. So a lot of things are the same. The reason it’s a good thing is because we’re talking about an existing $200 billion global industry that’s been around for 80 years, did not really change for 80 years. People shoot, brands shoot 15 and 30 second spots, TV ads, and they broadcast them no matter what’s the infrastructure. They broadcast them over content and they pay about $200 billion in media fees. In the US, it’s about 70 billion.

Zvika Netter	So that’s the ecosystem. What’s happening is more and more people consume their content over the internet, what’s called CTV. The ad dollars, the existing ad dollars, the existing ecosystem, [inaudible] are shifting from one technology to another technology. On the basis of it, it’s a tech change. It’s an infrastructure change more than anything else that enables other changes that we’ll touch on later. But basically it means that... Let’s say I’m spending $70 billion here, the industry, not me, and now 10% of my audience has shifted to consume over CTV.

Saleh	Zvika.

Zvika Netter	The money needs to move.

Saleh	Zvika, your microphone, I think, is moving.

Zvika Netter	Oh, am I...

Saleh	Yeah.

Zvika Netter	Is this better?

Saleh	Yes. Thank you. Sorry.

Zvika Netter	Okay. No, no, I’m sorry. I need to shave maybe, at least here. So do you hear me okay now? Okay. You’ll need to shout a little bit, because I don’t hear very well without my headset, but I’m good. So, should we continue? Or we might [crosstalk 000700.

Saleh	Yeah, please. [crosstalk].

Zvika Netter	Million dollars a few more times. So basically the status that we are right now, there’s no accurate data on it, but the estimate it’s about 10% in the US. So we’re less than $10 billion, this year, this point, let’s say 7, 8, 9, different number are already paid, the media, the advertising fees are paid for ads that are delivered on CTV infrastructure. The rest is linear. What’s beautiful here is this is a disruption that’s, the technology has been there for five years. The bandwidth is there, just getting more and more.

Zvika Netter	This is about user behavior, that more and more people are consuming over CTV versus through linear. Some people, those cord cutters, people stop paying the cable bills, shavers. They’re paying less. The cord nevers, usually younger people that never had cable in the first place. So there are different types of people, but at the end of the day, it’s a constant shift. And we believe at Innovid that one day whether it’s five, 10 or 15 years, all TV everywhere in the world, will be delivered over IP infrastructure same as our phones. Our phones are all IP based. So that’s from a kind of a high level, what is connected TV and the magnitude of the shift that’s happening and what’s driving it.

Saleh	Are there benefits from an advertiser point of view when your ads are being delivered over connected TV versus linear?

Zvika Netter	Absolutely. So basically what happens Absolutely. Like anything in life, any disruption, any change brings with it opportunities and challenges. And this is a great segue as we’re flowing here into what we do. But basically when we looked at this, the future of TV, 14 years ago, 13 years ago, it was under the assumption... It was, “Okay, let’s fast forward.” Obviously it takes more time than we thought, but now it’s happening way faster than we anticipated. And COVID pushed a lot of it, which we can touch on later if needed. But to your questions, when we look at the industry and saying, what’s being disrupted, what are the benefits, and the challenges for markets.

Zvika Netter	So if you think about it as there are basically four areas. One is how you buy and sell. If you are a brand you’re buying media, a brand or an agency, what’s called the buy side. You’re buying media. Well, that’s changing. You’ve been buying media in a very specific way for 80 years. It’s a mega industry, very archaic, but it’s still $200 billion that transacted, though. You’re buying media. The second is, is how you handle the creative. So how you produce the ad, how you distribute the ad. And the third is how you deliver, how the ad actually gets broadcast, how the ad gets to people’s home. And the last point, which is becoming a very big deal these days with some disruption in the space, is measurement. And I’m talking about [inaudible]. So there are four, media buying, creative, delivery, and measure. Those four areas are being disruptive.

Zvika Netter	We at Innovid, just as a side note, we decided to touch all three, but beside media. We said we’re not touching the media component, the buying and selling. That’s not us. We’re taking care of all the other, the creative, the delivery, and measurement. And if you want, I can go one by one, or it can make it high level. I don’t know how deep to go on this, but to explain the disruption. Maybe I would say that the industry in the last two years, been focused on making this, and this is what our focus was, as frictionless as possible. Any change, it’s painful, right? You have, in the world of television, you have several TV stations and standards that’s been around forever and barely change. You change from black and white to color, to 16 by nine flats. That’s it. That’s the innovation for 80 years.

Zvika Netter	If you go to the digital world it’s every month there’s another thing. So the key thing is that when, in the world of broadcast, you shot a film, a take in summer studio in LA, and you physically used to ship it to the local TV station. There’s some companies that ship over IP, but they send the assets. The entity that’s in charge of running your ad is the broadcaster. NBC, CBS, et cetera. They have the towers, they have the technology, the [inaudible] don’t need to do anything. On digital, they need to host it. They need to deliver. They need too ... It’s all they’re taking responsibility. So massive brands like L’Oreal, Toyota, Chrysler, Pfizer, and others are using our platform to store the creative, host it and stream it from our platform to, actually to your home. So the responsibilities has shifted dramatically.

Zvika Netter	And with that comes a lot of power. It allows you to do things like addressability, personalization. It allows you to better measure. I don’t want to go do deep, we’ll get to it later maybe. It’s your call. But basically every part of these chapters have a whole set of features and areas where you can go and get a better ROI on your investment. So the bottom line, CTV absolutely promises a way, way better experience for everybody, for the user, but also for the brand. Better return on investment.

Saleh	Is that today visible? And I know I’m jumping ahead a little bit, but is that today visible in the pricing of connected TV video ads versus linear? In other words, if it’s more targeted and more measurable, I would expect it to be more expensive because you’re less wastage, is that the case or is it still-

Zvika Netter	It’s must cheaper. It’s more sophisticated. So as you’re saying, it allows to do both. It allows to for premium ... The difference is with national broadcast, you shoot a tape, you shoot a 30 second ad, you pay millions of dollars to air it. Everybody gets to see it. So to your point, there’s a lot of waste. If it’s a Pampers ad for diapers for two years old, so the digital world actually knows not only that you have ... there’s data out there that not only that you have a child in the household, you also have data around age. When you’re running it on a Superbowl or on some show, you’re targeting the audience just based on the show. You’re saying this show is at 800 AM, the audience is female 30 to 45. That’s very, very basic. And you pay for a national broadcast.

Zvika Netter	With CTV, you can target down to the level of the household. You have an IP address, you have identity of the household. So in theory, it allows the flexibility to say like, again, like anything in digital, for this type of content, for this type of audience, for New Jersey this zip code with household with this household income, I want to target ... I want to run those ads to that region.

Zvika Netter	And then to your point, the publishers should absolutely charge more for that, but there could be inventory that’s less valuable, or the content is less premium. And if there’s, I don’t know, some performance brand that’s comfortable with that, they can buy those ads and pay way less than television.

Zvika Netter	So from the same time, it’s like, it could be an entry point for Joe’s Pizza in Chicago to run a local campaign just for the weekend and not pay a lot for it. And, but it also allows a CPG brand to be granular on their audiences. So they may pay more per impression, but less from a campaign perspective. So it absolutely increases efficiency. And you can see companies like The Trade Desk and Magnite and others that are entering the CPD programmatic space, that’s the media buying itself. This is an area that Innovid decided strategically not to get into, but we’re partnering with the entire ecosystem to allow the things we just described.

Saleh	So that’s a perfect segue, because hopefully folks are listening in and are new to this. This is helping them orient around the industry, but let’s talk a little bit about Innovid specifically, which is let’s start with who is the typical Innovid customer today? How has that, if at all, has it changed over the years? And how do you work with your customers? What is it that you do for your customers? So three questions in one.

Zvika Netter	Absolutely. You’ll have to help me. See I have to remember everything you asked.

Saleh	Who is the customer? Has it changed? And how do you work with them?

Zvika Netter	All right. I remembered that, but by the time I’ll finish the answer, I’ll probably forget. But let’s say who’s the customer. We made a decision many, many years ago. We analyzed the market and did a segmentation exercise for where’s the money going. Let’s focus on the US because there’s more available official data in the US by companies like Nielsen and Kantar.

Zvika Netter	So if you at the US, let’s say those $70 billion, there is public information on how much every brand spends in a year. This could be 50 million to half a billion per brand. What we found out, it’s a highly exclusive, concentrated market where the top 200 advertisers in the US represent 75% of the spend. So if, let’s say Innovid closes, quote, unquote, “only” 200 logos, we will have 75% of a massive industry. That’s a very rare situation.

Zvika Netter	Now, as we said about Joe’s Pizza, over time, with a little bit of democratization, there will be more and more interest, but the big needle movers are the CPGs, the auto manufacturer. When you’re watching TV, it’s the insurance company. The stuff you see on TV. These guys are in charge of 75% of spend, which is phenomenal for a company like Innovid when we compete with large enterprises, we can go directly and do account selling and account marketing to those specific accounts. So strategically we decided to focus on the top 200 advertisers.

Zvika Netter	I’ll jump forward and tell you something that we’re extremely proud of. That we set our eyes on this market that really tried to start an opening up only five years. We’ve been doing it for 14 years, but this was an uphill battle. Only last four or five years it really kind of started to make sense to people and understand what’s going on. So we currently have 40% of the top 200 are already using our platform to deliver and measure all their CTV advertising. This 40% of the top 200, which is about, it’s a 30 plus percent of the entire industry in the US hosts their creative on our, all their assets, all their TV ads are on our platform exclusively and being streamed to all the publishers and all the devices.

Zvika Netter	So at a base level, before when you asked, what do we do for them? The most basic stuff is called the delivery, or as people in the industry call it, ad serving. That is something that in the digital world used to be commoditized. And it’s dominated by Google that almost have 100% of that market for display, for search. When it comes to CTV, Innovid is the only company that was able to take such a significant share to itself and growing dramatically.

Zvika Netter	And the reason is the key thing that we’re doing for them in a very simple way is, let’s say somebody shoots an ad for L’Oreal in New York or LA, a TV ad. So they send it to the TV station the old way they’ve been doing it for 70 years. In the CTV world, they log into our system. They upload the assets. Our system will automatically say, this is not going to work on Hulu. This is not going to work on Roku, you need to change this. You need to change that. They’ll do it. So it saves a lot of time.

Zvika Netter	The assets are uploaded, encoded to all possible screen size devices, formats, bit rates, anything you could imagine. And then anytime you see an ad for that brand in the US, that TV ad is 100% and it was streamed from our servers and then all the data, your device, your IP, your location, the screen size, the operating system. Anything that’s available is then being stored into a campaign [inaudible], and that’s the measured component.

Zvika Netter	So our key clients are using the platform to deliver all their TV ads over digital infrastructure and to measure what happened. So these are the two kind of main features that all these big clients use us for. And to give you a sense of number, of scale, if you take all the ads that we deliver every day and put them back to back what we actually air, we deliver 330 years of video every day. So 330 years of TV ads that are being broadcasted from our servers and measured every day, which is about a billion TV ads a day. It’s a pretty significant scale.

Saleh	You said that historically the digital world, google had the dominant position in traditional ad serving, which I presume you mean non-video ad serving. So the display ads that we are used to seeing across the internet. Why is it that in video you’ve been able to build such a large business, and I presume compete with Google? I’m assuming there might be other folks in and around the space. What is it about Innovid or your approach that has helped you be so successful?

Zvika Netter	So it’s a combination of two things. And I think, again, for our audience, I think they might find it kind of also educating. This goes beyond Innovid, it’s a phenomenon you can see also in other areas of the CTV ecosystem.

Zvika Netter	So for our case I will say two things. First of all, it is. And Google is a big word, alphabet. They also have self-driving cars and an operating system, but obviously it’s an advertising business. It’s a media business. Built from search to display. And they have a very significant dominance of the industry. Of just general. Everything that’s digital advertising that’s not social, google tends to dominate it through acquisitions.

Zvika Netter	There’s a company called DoubleClick that they bought for $3.3 billion, in 2008, I don’t remember exactly, which was an ad server in the market. There were a couple of them. Google was able to buy this. They’re extremely smart. Same the way they bought YouTube. They know ahead of ... and they bought a company and they understood the power of the ad server as an infrastructure that generates how strategic it is. While the rest of the industry I don’t think they paid too much attention. And then most of the ad servers went out of business. Again,

Zvika Netter	Again, that’s an area I’m very passionate about. Probably should not go too deep into that. You can read articles in the wall street journal about those days and the concern some entities have about this power that they built. So that’s where this, the power is coming from. And to your question, in terms of who we compete with, we’re focusing on the top 200. So sometimes there’s small point solutions. Because I can just buy on YouTube. I can just this. It’s not if you’re a PNG or if you’re a Pfizer or a Verizon or AT&T, and you have massive scale. You have to get to every household. You have to have it large. So in those top 200 it’s almost anybody that’s and Innovo client used to be a Google client. These are the two major players in that space.

Zvika Netter	And again, when I say Google, I mean the ads. They also do other things. YouTube, for example, is a huge part of it Innovo. So we don’t compete with Google. There’s [inaudible]. Now, the reason you see this major change for a company our size that’s competing with a company of that size that’s been dominating this market for so long, the key, it’s two things. One is as a tech entrepreneur and a tech company, I want to say, first of all, it’s a product. We have a better product, we’ve been building it for 14 years. Connected television is a new medium that requires unique formats, unique measurement, unique partnerships, and that we’ve been focusing all this on so many years in people and brands that invest a lot in TV understand. Took them a couple of years, but we kept selling and marketing that there is a big difference, and we have a way more advanced product. And we can get through that exactly later on what the product exactly does. But that’s one thing.

Zvika Netter	The second thing, which I think is even more important, definitely these days, it’s the independence. The industry now starts to understand how critical or important, or what’s the value in separating. It’s church and state. Separating my media business and my infrastructure. The fact that you’re using what people call grade your own homework. That you use them the same company to deliver your ads, to measure them, but also to buy media from, so you’re mixing everything together. You’re saying, “Okay, run my ads. I’m going to buy media from you. And you got to U-turn and tell me how it was. How did it go?”

Zvika Netter	Something that the wall gardens like Google and like YouTube and Facebook are still doing to this day when you’re buying media there, there’s no way real deep way to do it. But why do it everywhere else? And that’s the case for most. In CTV, the industry is much more advanced. People saw it coming many years ago. And when I say people, I mean large companies like Roku and Hulu and Disney and Comcast, and AT&T and Verizon. Either the incumbents, TV broadcaster, or the new ones, and created a world that’s much more diverse. Many more devices than just Google, or many more publishers than just YouTube. So in that world of diversification, there needs to be an independent platform. There’s value in independent platform. And I would name three companies.

Zvika Netter	So Innovo is in the delivery. I would say four companies. Innovo, we own the ad serving and measurement piece. The trade desk is a great example from a media buying platform that’s doing pretty well. Competes with Google on DSP, Magna competes with Google on the SSP, and Roku competes with Google on the device, and is an ad network for [inaudible]. So it’s not a coincidence, I say, that you see in the TV world, this phenomenon of great companies creating a lot of value, and are able to compete the big time with Google. So that’s the reason, and I think the key thing is I believe this is extremely sustainable. So it’s not something that’s going to be reversed, in my mind, in a year or two.

Saleh	So if I hear you right, essentially the reason beyond the product obviously, the reason is the industry needs an independent “Switzerland,” who will be a source of truth for the advertisers with regard to, “Where did my ads run? How were they viewed? How real is the data?” Because you can’t let the cat guard the milk. You can’t let the media owner be the one who’s also doing the delivery and the measurement of the ads, because there’s an inherent conflict of interest there. Is that a fair statement?

Zvika Netter	That’s absolutely. And again, there’s a lot of articles around this topic in the last few years, just also in general around big tech. The concept of owning the platform, the data, and then using your own platform to make money. So you have something called an unfair advantage. I think the reason, and I think people figured out several years ago, but it was too late for the industry to correct itself, in display and search and social. In TV I think the difference all these other formats were created on the digital world. Television exists for 80 years before Silicon Valley existed at this scale and power. So there’s a lot of money on the table. It’s highly concentrated. So it’s getting social. There’s millions and millions of advertisers. Search, there’s billions of advertisers.

Zvika Netter	TV odes like 200 brands with CMOs that are very powerful, and they in the last couple of years started taking control and saying like, “We want to control the stack. We want to control our data. We want to know where our data goes to sleep at night. We understand data is very powerful and could be used in different ways. We want to own it. We want to use it. We don’t want somebody else to own it and use it. In a way sometimes again, it’s not against us, but in a way that manipulates or affects what I’m paying for and what I’m getting in return. So that understanding of the separation independence is something that’s happening and continued to, and that’s absolutely a big factor of our success. Because Innovo, not that we don’t own our own media. We went even one step further and we said, “We’re not even buying and sending media.” It’s not just that we don’t have YouTube or, I don’t know, HBO. We don’t have content, but we also don’t buy and sell.

Zvika Netter	Our business model is purely SaaS. Transactional SaaS. It’s volume-based, but it’s flat. We don’t care if you’re spending a million dollars or $10 million. If you bought Hulu or you bought some ad network, we’re making the same amount of money. So this guarantees. It’s not just nice words. This guarantees our independence because we don’t care. It means that we we’ll make sure it gets there. We’ll tell you what happened. But if you got this or you got this, you’re going to pay us the same. Sometimes it’s counterintuitive to investors because you’re leaving money on the table. It’s like, yes, on the short term we’re leaving money on the table because the take rate on media is way higher, and you can make way more money per impression. Our game is long term. In order that Switzerland, if there’s only one UN, one Switzerland that can dominate the industry and take a small fee for that ... I call it a toll, like the George Washington Bridge. You build it, you own it. And then all traffic goes from Manhattan and Harlem area to New Jersey, and you build infrastructure and you maintain it, then everything that goes through it, they pay you by [inaudible]. Whether it’s a Ferrari or a truck or Subaru, we don’t care.

Zvika Netter	So we don’t get involved in that. But that infrastructure, kind of going into our financials, you can see constant growth that’s based on consumer behavior, regardless of the fluctuation and media prices and other. So from our perspective, it’s a more predictable, solid model than the media business. But the most important thing is the independence that comes with it.

Saleh	So it’s a very clean, straightforward software model, not a media model. In the growth to a large degree then is going to be driven by the overall transition from linear to program, to digital, to connected TV.

Zvika Netter	Yeah. I can give you just a general [inaudible] investor in our ... I don’t know if people it. We’re going public through a stock merger, and with a stock Ion. So we plan and hope to be public by the end of the year. We got the SEC comments, et cetera. So that’s in the deck also. But basically 45% of our volume of our business is already happening in CTV. The rest is mobile and desktop. Also TV, but it’s not the large group. That portion of the business, the connected TV portion is growing at an average of 70-80%. So it’s almost half of the business growing at about 70%. We believe that trend, the macro drain will not stop, and we’re going to continue to do all the money shifts from linear to CTV. Again, it’s a question of how long it can take, not if.

Zvika Netter	So to your point. So every time, let’s say ... It’s amazing the situation you say, you go and turn on your TV, Samsung TV. If you watch Saturday Night Live on broadcast cable over the air, we don’t see you, we don’t know you exist, we don’t make money. If you run the app where you watch Peacock or something else, and you see the same ad from the same brand, for the same content, we just made money because you went through our toll.

Zvika Netter	So what’s nice about it, and we have 98% global retention. So we lock our clients for three, five years. They’ve been with us for a long time. So as long as we retain those clients, you aside are helping us make money. There’s no decision. The accounts are auto renewed, so the more TV you watch over IP infrastructure, we will make more money.

Saleh	This is an important point. Connected TV today, it can be Roku, it can be Apple, Amazon. It can be software embedded in the TV itself. Are there quote unquote, “Dead spots,” ... Or Chromecast. Are there dead spots where you guys are excluded, or is your integration into the apps and the owners of the content that sit in the app?

Zvika Netter	So absolutely no black box dark spots. I would say that the areas that we’re blocked from, I would say the opposite. I would say that we believe that we have the largest footprint in the world ... Put the world aside, we can talk about that later. But in the US. Because there are some exclusive, for example, we are the exclusive third-party ad serving to Peacock. So if you’re using a different platform, you can send Peacock the ad set and they’ll air them for you, which has

Zvika Netter	... has its drawbacks. If you want to send a third party actor on CTV, that’s exclusively Innovid. The Olympics, we had exclusive agreement on that also. Let’s say that we have some assets that nobody else have. We have SDK software development kits installed inside Hulu, inside Roku. So, we have way more advanced and unique exclusive technology in the market.

Zvika Netter	But your question was, is there any area that we’re not allowed? And the answer is no. Even look at YouTube. YouTube is a major player and it’s owned by the same company that owns the ad server and the same company that’s owned the DSP. While you cannot buy YouTube programmatically, right, through a competitor of Google, we can deliver ads. Through API integrations, we measure YouTube. It’s part of the campaign. We’re getting paid. So there are no devices or publishers that Innovid has blocked.

Saleh	And this is an important point because your alignment, so to speak is with the advertiser, who is the one paying who can dictate if they want to use you. [crosstalk] Right.

Zvika Netter	Two things. Yes. And because we’re aligned with the advertiser, but we’re not the only ones aligned with the advertisers there’s others. Right. You can see pockets of large media companies that can say, “I’m not allowing that.” The key is that we are not competing with those assets. So A, we’re aligned, but it’s not just that. Nobody can buy programmatically YouTube. Right. Though the money is billions of dollars. Right. It’s all about leverage. So we don’t compete with YouTube. We don’t compete with Google on buying media. Or with Roku, or with Samsung, or with Vizio, or with Amazon. Right.

Saleh	You enable them.

Zvika Netter	Right. We enable the creative to get there, the data to come back. We are MRC certified, which turns out to be a unique thing here. And we were the first in 2018 to be media rating council certified to measure CTV. And people are billing and transacting based on our numbers. We actually say, “This is real. This happened. You guys now can pay each other.” Right.

Zvika Netter	We’re not a threat to anybody. We’re not competing with them. We’re not taking data and repackaging audience. We’re not doing any of these things. So it’s not that... We’re not a threat. We’re actually an enabler of the industry. And that’s why we have partnerships with all these companies with the agencies, with the brands, with the publishers, with device manufacturers. You called it Switzerland. We’re everybody’s friends. We’re doing our best.

Saleh	Understood. I’m looking at the clock. We have five more minutes. Geography, markets wise. I’m assuming the US is your largest market. What’s the distribution of the business today?

Zvika Netter	Yeah. So, the US is absolutely where the action is because the US is the head of the world in terms of CTV adoption. By like with smartphones, I think we all understand that’s not going to be anything that’s... Any TV you buy anywhere around the world today, almost any TV is smart TV. They all have this chip, like your phone, they’re all enabled. You can connect them to the internet.

Zvika Netter	So the infrastructure and the internet is available almost everywhere. The infrastructure is there. It’s more a question about content and local, their businesses. Right. But this was, if you can see companies like Disney+ and Netflix, HBOS are reaching out on a global scale to Europe, to Asia. So they’re going to push this infrastructure. By the way, subscription or ad base, it doesn’t matter. The key is to get more people to connect their TV to the internet.

Zvika Netter	The second they do that, that screen is available to edit. So we are now delivering ads any corner of the world in a continuous exclusive scoop that we’re going to announce later on is that we’re expanding to China. So we just hired a team and we are in Shanghai and we are open. So basically, there’s some large brands that run with us on 70 countries. Right. The footprint is global. We run ads in Dubai. We deliver ads in Egypt. We deliver ads in Latin America and in Japan, anywhere in the world. The most of the consumption is CTV at this point. But about 80% of our clients are global buyers. What we’re seeing and our hope is one of the areas of growth. And that’s why we have 15 offices. All these locations, we have offices.

Zvika Netter	It’s clear to us whether it takes six months or a year, a year and a half, you’re going to see similar growth and probably faster growth once those markets will open up and start consuming. Like what happened in the US, in COVID, as I’m sure a lot of people know. COVID accelerated the adoption of CTV in the US. You wanted to watch Wonder Woman, you had to connect, you had to register the Disney+, which is not ad based. We don’t make money out of it.

Zvika Netter	But what happened is you put the Wi-Fi password. Now you have YouTube, ABC, CNN, HBO. You have all these other apps that are ad based, some of them are. So, that’s a key. I believe this is a wave that’s going to be all around the world. And all TVs will be IP enabled. And from a solution perspective, we’re already delivering all around the world. It’s a question of how fast they will adapt, but we made the investment already.

Saleh	In that vein, the next thing that comes to mind for most folks is privacy. We’re all reading the news. We’re all seeing the IDFA, which was a big deal from Apple. How is privacy part of the story here? And how is it impacting or not your business?

Zvika Netter	It’s actually not. I mean, in a way, it’s good news. And I’ll explain. For this part of the industry, we connected TV. Is because connected TV should be looked at evolution of television, not the evolution of digital advertising. It’s a combination. But the 200 billion come from linear and they go to CTV.

Zvika Netter	To your question earlier, there’s a lot of benefits. The creative could be more addressable. The measurement is more accurate. The media buying process is more sophisticated. And by the way, nobody’s like, it’s the users are voting. The eyeballs are moving, the money’s shifting. Period, end of story. So that is happening no matter what cookies or IP. That’s not the issue there.

Zvika Netter	Digital industry have the regular digital industry that relied on these technologies. And desktop and mobile definitely may have challenges. That’s not where we play. We play in the CTV place. So the CTV place is, the ecosystem is being designed with the understanding of these regulations, but CTV never had cookies, never had IDFA. Apple is not a huge player to begin with. This is not phones.

Zvika Netter	Those issues actually does not exist as there’s no setback, but there are companies like Innovid. We are going to release, I think, tomorrow, or even later today, something called Innovid key, which is an identity resolution platform for connected TV. Right. And we reach about 85 million household in the US that will be able.

Zvika Netter	All of this done is under the guidance of privacy and all these regulations that we are aware of. So we build a solution towards that and not to jeopardize any of those states. That’s why I also think some of the digital money may flow to CTV because it’s in an environment that structurally, does not compromise any of those topics. Or is not affected by those topics.

Saleh	Got it. Well, we’re out of time. I hope that the folks who listened in, got a good sense of the business, the growth, the opportunity. Congratulations again, on all of your success and on going public. I think you mentioned that you are expecting your transaction to close in the next couple of months. Good luck.

Zvika Netter	Thank you.

Saleh	And hope to see you in our next conference.

Zvika Netter	Thank you so much for giving us the opportunity to present. Bye.

Saleh	Thank you.

Forward-Looking Statements Legend

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Innovid Inc. (“Innovid”) and Ion Acquisition Corp 2 Ltd. (“Ion”), including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the services offered by Innovid and the markets in which it operates, and Innovid’ projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: Innovid’s ability to maintain and expand relationships with advertisers; the decrease and/or changes in CTV audience viewership behavior; the failure to make the right investment decisions or the failure to innovate and develop new solutions that are adopted by advertisers and/or partners; Innovid’s estimates of market opportunity, forecasts of market growth and projections of future financial performance; Innovid’s sales and marketing efforts requiring significant investments and long sales cycles; failure to manage growth effectively; the business combination not be satisfied on a timely basis or at all, and other risks and uncertainties indicated from time to time in the proxy statement/prospectus, including those under “Risk Factors” therein, and in Ion’s other filings with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Innovid and Ion assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Innovid nor Ion gives any assurance that either Innovid or Ion will achieve its expectations.

Additional Information and Where to Find It

This document relates to a proposed transaction between Innovid and Ion. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Ion has filed a registration statement on Form S-4 that includes a proxy statement of Ion and a prospectus of Ion. The proxy statement/prospectus will be sent to all Ion and Innovid stockholders. Ion also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Ion and Innovid are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Ion through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by Ion may be obtained, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Ion.

Participants in Solicitation

Ion and Innovid and their respective directors and officers may be deemed to be participants in the solicitation of proxies from Ion’s stockholders in connection with the proposed transaction. Information about Ion’s directors and executive officers and their ownership of Ion’s securities is set forth in Ion’s filings with the SEC. To the extent that holdings of Ion’s securities have changed since the amounts printed in Ion’s proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/ prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

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